EXHIBIT 99.1

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. (“Pretivm”) #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change October 24, 2013
Item 3	News Release The news release dated October 24, 2013 was disseminated through Marketwire and filed on SEDAR on October 24, 2013.
Item 4
Summary of Material Change

Pretivm reported the results from the final drill fan completed as part of the Valley of the Kings Bulk Sample Program and results from exploration drilling in other areas of the Valley of the Kings.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

Pretivm reported the results from the final drill fan completed as part of the Valley of the Kings Bulk Sample Program (the “Program”), and results from exploration drilling in other areas of the Valley of the Kings.  Reported assays include 12 intersections grading greater than 1,000 grams per tonne gold uncut, two of which were intersected in the planned Program fan. (See Table 1 below for assays.)

Selected drill highlights include:

•	Hole VU-346 (Exploration hole) intersected 334 grams of gold per tonne uncut over 26.00 meters, including 17,100 grams of gold per tonne uncut over 0.50 meters;
•	Hole VU-313 (Exploration hole) intersected 149 grams of gold per tonne uncut over 27.57 meters, including 7,850 grams of gold per tonne uncut over 0.50 meters;
•	Hole VU-326 (Exploration hole) intersected 390.58 grams of gold per tonne uncut over 5.80 meters, including 3,950 grams of gold per tonne uncut over 0.50 meters;
•	Hole VU-344 (Exploration hole) intersected 49.48 grams of gold per tonne uncut over 45.25 meters, including 3,280 grams of gold per tonne uncut over 0.50 meters;

•	Hole VU-308 (Exploration hole) intersected 3,020 grams of gold per tonne uncut over 0.50 meters;
•
Hole VU-311 (Program hole) intersected 1,950 grams of gold per tonne uncut over 0.50 meters, 1,145 grams of gold per tonne uncut over 0.50 meters and 668 grams of gold per tonne uncut over 0.50 meters.

Holes VU-346 and VU-344 noted above encountered high-grade gold mineralization east of the Program drilling area. Hole VU-346 is located 30 meters along trend from the gold mineralization in the 615 Lateral drift. Hole VU-313 noted above was drilled to the north of the Program area.

Underground exploration drilling has focused on extending the high grade gold mineralization intersected to the east of the Bulk Sample Program area above and below the 1345-meter level.  Drilling continues to intersect mineralization in projected domains. The underground exploration drilling is in an area of limited, wide-space surface drilling and demonstrates the continued potential to outline high-grade mineralization in the Valley of the Kings, particularly along the projection of Domain 20 to the east.

Underground exploration continues with raising on the high-grade Cleopatra vein, as well as mineralized structures identified in the 615 lateral drift. Raises will be sampled to help characterize the distribution of gold in the high grade structures.

For plan and cross-section views of Program and exploration drilling please see attached (Schedule “A”).

Assay results for total Program drilling (16,789 meters in 201 underground holes) have now been reported.  Assays remain to be reported for 2,720 meters of underground exploration drilling and 5,400 meters of surface exploration drilling. All remaining assays will be reported on receipt.

An updated Mineral Resource estimate for the Valley of the Kings incorporating all 2013 underground and surface drilling and milling results from our 10,000-tonne bulk sample will be prepared following the receipt of all assay data.

Table 1: Valley of the Kings Drill Results, October 2013 (VU-300 to VU-351)(1,2,3)

Hole No.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping
Bulk Sample Drill Fan Section 426637E (360 Azimuth)
VU-304	-1/360		14.34	14.80	0.46	163.00	56.40
VU-306	14/360		24.50	28.50	4.00	1.76	4.31
			118.00	125.96	7.96	5.36	42.63
		incl	120.00	120.50	0.50	20.70	40.60
		incl	124.46	124.96	0.50	22.10	8.70
VU-311	27/360		24.04	29.00	4.96	59.23	147.01	1 Au sample cut
		or	24.04	29.00	4.96	212.46	147.01	Uncut
		incl	24.04	24.54	0.50	1,950	1,190	Uncut

		incl	25.50	26.00	0.50	142.50	70.60
			80.50	83.50	3.00	79.46	112.97	1 Au sample cut
		or	80.50	83.50	3.00	198.63	112.97	Uncut
		incl	80.50	81.00	0.50	29.90	32.90
		incl	83.00	83.50	0.50	1,145	612.00
			92.05	92.55	0.50	668.00	31.60
VU-315	37/360		26.10	29.00	2.90	5.38	64.48
VU-318	45/360		26.30	29.75	3.45	17.01	29.51
		incl	26.30	26.80	0.50	30.80	39.70
		incl	28.80	29.30	0.50	59.40	33.50
VU-321	54/360		31.14	32.64	1.50	126.65	132.07
		incl	31.14	31.64	0.50	119.00	96.00
		incl	31.64	32.14	0.50	257.00	212.00
VU-323	64/360		41.90	58.50	16.60	4.13	12.14
		incl	41.90	42.47	0.57	86.50	122.00
VU-329	-38/360		73.00	93.00	20.00	1.09	20.76
VU-332	-46/360		85.00	93.50	8.50	2.37	52.59
		incl	86.50	87.00	0.50	23.20	49.30
VU-336	-55/360		85.50	86.00	0.50	21.90	14.40
Exploration Drilling from Drill Bay Section 426637 (348 Azimuth)
VU-339	-10/348		23.93	31.00	7.07	31.07	25.84	1 Au sample cut
		or	23.93	31.00	7.07	81.29	25.84	Uncut
		incl	23.93	24.43	0.50	1,140	323.00	Uncut
VU-342	-21/348		56.00	58.50	2.50	20.12	24.80
		incl	57.50	58.00	0.50	91.30	70.00
VU-345	-35/348		22.00	24.20	2.20	9.60	8.85
		incl	23.70	24.20	0.50	34.80	16.40
			107.50	118.00	10.50	1.40	36.94
VU-347	-48/348		5.25	5.75	0.50	20.70	16.60
			27.50	28.00	0.50	30.80	51.80
			72.50	76.00	3.50	6.99	18.36
		incl	75.50	76.00	0.50	27.80	24.00
VU-349	-61/348		18.50	19.00	0.50	97.90	90.90
			102.00	110.50	8.50	30.89	58.58	1 Au sample cut
		or	102.00	110.50	8.50	79.71	58.58	Uncut
		incl	102.97	103.47	0.50	1,260	725.00	Uncut
		incl	103.90	104.40	0.50	43.20	34.40
		incl	109.00	109.50	0.50	38.30	84.60
Exploration Drilling from Drill Bay Section 426547 (338 Azimuth)
VU-294	40/338		17.00	29.70	12.70	0.91	13.65
VU-297	34/338		12.64	18.50	5.86	3.00	6.19
			44.89	45.39	0.50	733.00	538.00	Uncut
VU-300	27/338		80.00	82.50	2.50	52.55	38.34
		incl	80.00	80.50	0.50	232.00	174.00
VU-303	18/338		53.48	55.50	2.02	158.06	103.42	1 Au sample cut

		or	53.48	55.50	2.02	226.37	107.52	Uncut
			53.48	53.98	0.50	706.00	338.00	Uncut
VU-305	9/338		5.50	10.50	5.00	0.79	3.26
VU-308	-40/338		49.50	50.70	1.20	54.20	46.60
			77.90	78.40	0.50	3,020	1,650	Uncut
VU-313	-34/338		65.30	92.87	27.57	14.88	78.78	1 Au sample cut
		or	65.30	92.87	27.57	149.45	78.78	Uncut
		incl	65.30	65.80	0.50	328.00	178.00
		incl	86.25	86.75	0.50	7,850	3,920	Uncut
VU-316	-26/338		52.25	78.00	25.75	9.56	47.46	1 Au sample cut
		or	52.25	78.00	25.75	36.75	47.46	Uncut
		incl	52.25	52.75	0.50	1,830	1,600	Uncut
		incl	77.50	78.00	0.50	13.90	69.30
VU-319	-18/338		47.36	50.36	3.00	60.74	141.32
		incl	47.36	47.86	0.50	331.00	550.00
Exploration Drilling from Drill Bay Section 426547 (354 Azimuth)
VU-322	53/354		2.50	26.00	23.50	1.11	11.42
VU-326	43/354		58.25	64.05	5.80	74.55	287.12	2 Au samples cut
		or	58.25	64.05	5.80	390.58	287.12	Uncut
		incl	58.25	58.75	0.50	576.00	500.00
		incl	63.55	64.05	0.50	3,950	2,760	Uncut
VU-330	29/354		7.90	25.35	17.45	2.62	22.84
		incl	12.50	13.80	1.30	18.15	11.70
			61.77	62.77	1.00	14.60	5.10
VU-333	13/354		44.40	44.90	0.50	55.10	29.50
VU-334	-29/354		1.50	28.50	27.00	6.81	11.89
		incl	2.76	3.26	0.50	242.00	243.00
		incl	27.00	28.50	1.50	26.10	17.30
VU-337(4)	-43/354		3.75	41.80	38.05	2.55	8.24
		incl	3.75	4.25	0.50	111.00	114.00
			83.95	84.45	0.50	31.60	19.30
			138.10	140.80	2.70	13.46	15.59
		incl	139.80	140.80	1.00	26.50	16.10
VU-340	-53/354		73.50	75.00	1.50	23.50	10.00
			99.98	131.05	31.07	13.74	17.07	1 Au sample cut
		or	99.98	131.05	31.07	17.51	17.07	Uncut
		incl	99.98	100.50	0.52	185.50	236.00
		incl	120.43	120.93	0.50	204.00	154.00
		incl	130.55	131.05	0.50	664.00	431.00	Uncut
VU-343	-13/354		16.50	31.50	15.00	1.99	7.90
Exploration Drilling from Drill Bay Section 426652 (13.5 Azimuth)

VU-301	0/13.5		10.30	10.80	0.50	94.40	52.20
VU-302	13/13.5		24.00	58.50	34.50	2.13	8.11
		incl	57.00	58.50	1.50	22.60	20.30
VU-307	21/13.5		25.80	31.00	5.20	8.21	13.93
		incl	29.90	30.50	0.60	34.40	53.00
VU-309	29/13.5		29.60	41.70	12.10	2.94	15.86
			59.85	60.35	0.50	59.50	25.30
			70.50	71.80	1.30	22.30	13.80
VU-310	37/13.5		28.50	43.50	15.00	5.92	16.40
		incl	30.61	31.11	0.50	72.00	18.00
VU-312	47/13.5		38.10	56.62	18.52	16.72	44.83	1 Au sample cut
		or	38.10	56.62	18.52	38.45	44.83	Uncut
		incl	45.50	46.00	0.50	66.40	55.00
		incl	46.57	47.07	0.50	1,235	845.00	Uncut
VU-314	-16/13.5		8.00	8.50	0.50	102.00	65.50
			44.66	45.16	0.50	30.00	27.30
VU-317	-34/13.5		22.00	26.50	4.50	3.89	5.19
VU-320	-50/13.5		29.05	34.50	5.45	3.13	16.42
VU-324	-63/13.5		38.80	51.00	12.20	20.21	16.76
		incl	38.80	39.30	0.50	35.90	38.80
		incl	49.50	51.00	1.50	140.50	64.30
Exploration Drilling from Drill Bay Section 426652 (52 Azimuth)
VU-327	20/52		5.77	6.27	0.50	364.00	241.00
			41.50	68.50	27.00	9.39	5.50
		incl	67.00	68.50	1.50	137.50	41.80
VU-331	11/52		34.50	40.90	6.40	3.63	36.48
			55.48	55.98	0.50	48.30	31.10
			103.53	128.80	25.27	9.09	28.04
		incl	126.90	127.40	0.50	409.00	732.00
VU-335	0/52		28.35	36.00	7.65	16.12	13.37
		incl	32.25	32.75	0.50	199.50	94.20
VU-338	-13/52		42.00	72.50	30.50	17.81	35.99	1 Au sample cut
		or	42.00	72.50	30.50	64.04	35.99	Uncut
		incl	42.75	43.25	0.50	71.60	43.30
		incl	59.50	61.00	1.50	160.50	177.00
		incl	66.07	66.57	0.50	3,250	1,135	Uncut
VU-341	-24/52		2.50	3.00	0.50	83.80	19.50
			24.00	36.00	12.00	3.90	4.99
VU-344	-40/52		2.95	3.45	0.50	17.35	15.70
			30.00	75.25	45.25	13.87	27.74	2 Au samples cut
		or	30.00	75.25	45.25	49.48	27.74	Uncut
		incl	30.00	31.50	1.50	43.60	47.50

		incl	36.95	37.55	0.60	48.40	8.70
		incl	45.26	45.76	0.50	803.00	408.00	Uncut
		incl	55.06	55.56	0.50	57.70	29.20
		incl	57.70	58.20	0.50	3,280	1,485	Uncut
		incl	74.75	75.25	0.50	67.70	15.70
VU-346	-53/52		30.00	56.00	26.00	13.41	208.16	1 Au sample cut
		or	30.00	56.00	26.00	333.99	208.16	Uncut
		incl	31.40	31.90	0.50	79.00	278.00
		incl	41.60	42.10	0.50	96.10	47.40
		incl	54.13	54.63	0.50	17,100	10,000	Uncut
			82.50	90.50	8.00	25.45	33.65
		incl	85.10	85.68	0.58	71.10	52.40
		incl	85.68	86.18	0.50	310.00	150.00
VU-348(4)	-74/52		46.47	77.00	30.53	8.50	10.36	1 Au sample cut
		or	46.47	77.00	30.53	13.99	10.36	Uncut
		incl	46.47	46.97	0.50	765.00	342.00	Uncut
			112.50	125.60	13.10	2.11	33.41
VU-350	50/52		13.50	21.50	8.00	19.47	10.17
		incl	19.42	19.92	0.50	284.00	112.00
VU-351	-63/52		3.00	4.50	1.50	65.40	41.50
			64.00	65.50	1.50	34.30	11.50
			83.55	101.40	17.85	3.77	32.87
		incl	83.55	84.05	0.50	71.70	32.10
(1)	True thickness to be determined.
(2)	Unless otherwise indicated as uncut, all gold assays over 430 g/t were cut to 430 g/t.
(3)
All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish and fire assay with AA finish for gold. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,500 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 20 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

(4)	Hole ended in mineralization.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 24th day of October, 2013

Schedule “A”

PLAN VIEW: VU-300 TO VU-351

PRETIVM

4266547.5E – 338°
Azimuth Drill Fan
Domain 20
(Projected to 1345m)
Fragmental
Volcanic Rocks
N
426652.5E – 052°
Azimuth Drill Fan
Polylithic
Conglomerate
Volcanic
Sediment
426537.5E
Bulk Sample Fan
Key (g/t Au)
Assay intervals
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
Legend
Completed Underground Development
Completed Bulk Sample
25 m
6258075 N
6258050 N
6258025 N
6258000 N
6257975 N
6257950 N
6257925 N
6257900 N
426500 E
426525 E
426550 E
426575 E
426600 E
426625 E
426650 E
426675 E
426700 E
426725 E
426750 E

426637.5E (Program Fan)

N
S
1430 L
1420 L
1410 L
1400 L
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
1290 L
1280 L
1270 L
1260 L
VU-318
VU-321
VU-323
VU-311
VU-315
VU-306
VU-304
426637.5E
Bulk Sample
Fragmental Volcanic Rocks
Polylithic Conglomerate
Volcanic Sediment
VU-325
VU-328
VU-329
VU-332
VU-336
Silicified Conglomerate
Key (g/t Au) Assay intervals
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
High Grade Intervals
25m
6258075 N
6258050 N
6258025 N
6258000 N
6257975 N
6257950 N
6257925 N
6257900 N
6257875 N

426652.5E – 052° Azimuth Fan

PRETIVM

SW
NE
1410 L
1400 L
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
1290 L
1280 L
1270 L
1260 L
1250 L
1240 L
1230 L
Fragmental Volcanic Rocks
VU-350
VU-327
VU-331
426652.5E
VU-335
VU-338
VU-341
VU-344
VU-346
VU-351
VU-348
Polylithic Conglomerate
Silicified Conglomerate
Volcanic Sediment
Key (g/t Au)
Assay intervals
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
High Grade Intervals
25m
426550 E
426575 E
426600 E
426625 E
426650 E
426675 E
426700 E
426725 E
426750 E
426775 E
426800 E
426825 E
426850 E
426875 E

426547.5E – 338° Azimuth Fan

PRETIVM
NW
SE
1420 L
1410 L
1400 L
1390 L
1380 L
1370 L
1360 L
1350 L
1340 L
1330 L
1320 L
1310 L
1300 L
1290 L
1280 L
1270 L
1260 L
VU-294
VU-297
VU-300
VU-303
VU-305
426547.5E
VU-319
VU-316
VU-313
VU-308
Fragmental Volcanic Rocks
Polylithic Conglomerate
Volcanic Sediment
Silicified Conglomerate
Key (g/t Au)
Assay intervals
<0.5
0.5-1.0
1.0-5.0
5.0-20.0
>20
High Grade Intervals
25m
6258150 N
6258125 N
6258100 N
6258075 N
6258050 N
6258025 N
6258000 N
6257975 N
6257950 N
6257925 N
6257900 N